MAIL STOP 05-11

November 19, 2004


Mr. Alan Finkelstein
Chief Executive Officer
Innovative Card Technologies, Inc.
11601 Wilshire Boulevard, Suite 2160
Los Angeles, California 90025


      Re:	Innovative Card Technologies, Inc.
   Registration Statement on Form SB-2
   File No. 333-119814
      Filed October 19, 2004


Dear Mr. Finkelstein:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the registration statement covers the resale of all the company`s outstanding common shares as well as shares underlying warrants and preferred stock and that a substantial amount of these securities are being offered by officers, directors, major shareholders, promoters, or affiliates. Generally, we view resale transactions by related parties of this magnitude as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Under the rule, equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. Your offering does not appear to meet the requirements. Please revise your registration statement to price those shares offered by these persons and disclose that these persons will conduct their offering at the fixed price for the duration of the offering. The prospectus should also make clear the fact that these persons are deemed underwriters in this offering. Revise your prospectus accordingly, including your cover page, summary and plan of distribution section.
2. Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus as set forth in Item 502(b)
of Regulation S-B.

Prospectus Cover Page
3. Please clarify that the non-affiliate selling shareholders will offer their shares at a stated "fixed" price until they are quoted on the OTC BB and a market develops.
4. The cover page should be limited to one page and include only the information specified in Item 501(a) of Regulation S-B. In an effort to satisfy this requirement, please relocate the penultimate paragraph beginning with "You should rely only on..." to a more appropriate location in the body of the prospectus and delete the last paragraph describing the location of the table of contents.

Prospectus Summary, page 1
5. Provide the date and place of incorporation for both the company and its subsidiary. Provide your subsidiary`s full name and indicate that it is wholly-owned.
6. Please provide more detailed summary financial information in this section and disclose that your auditors have expressed substantial doubts as to your ability to continue as a going concern.
7. Under "The Offering" subheading, please clarify that the shares of preferred stock will be automatically converted to common shares upon the effectives of this registration statement. In addition, indicate the date on which the offering will terminate both here and in the Plan of Distribution section.
8. Indicate the company`s website address.
9. Advise supplementally whether or not the private placement has been completed and when.

Risk Factors, page 3
10. Please disclose in the heading to risk factor 2 the fact that your auditors have expressed substantial doubt as to your ability to continue as a going concern.
11. You should present as risk factors only those factors that represent a material risk to investors in this offering. Some of your risk factors appear generic and could apply to any company within your industry as well as other industries. We note, in
particular, risk factors 5, 6, 9, 12, 13, 16, 17 and 18.   Please
delete them.
12. Risk factors 7 and 8 appear duplicative.

Special Note Regarding Forward-Looking Statements, page 10
13. Please delete the word "will" from your list of forward looking statements.

Use of Proceeds, page 11
14. Please reconcile the amount you will receive from the exercise of warrants in this section ($2.4 million) with the amount disclosed in the Plan of Distribution section on page 17 ($2,288,400).

Selling Stockholders, page 12
15. It appears Michael Paradise had a relationship with the company during the last 3 years as evidenced by his ownership interest in one of your predecessor entities. Please advise whether Item 507 of Regulation S-B requires that this relationship be disclosed.
16. For purposes of determining beneficial ownership, please identify the control person(s) for each selling shareholder if it involves a related party.
17. Reference is made to footnote 7. Given that Mr. Kessler has voting and investment control over the securities held by Bristol Capital Advisors, we do not understand Mr. Kessler`s disclaimer of beneficial ownership. Please provide the basis for this disclaimer.
See also footnote 4 on page 22.

Plan of Distribution, page 17
18. Clarify that affiliates of the company will offer their shares at the stated fixed price for the duration of the offering and other persons will offer at their stated fixed price until the securities are quoted on the Bulletin Board, or other recognized exchange.
19. Regarding the reference to "their successors, ...transferees, pledgees, or donees or their successors-in-interest," please note that all persons using this prospectus must be named as selling shareholders and all disclosure pursuant to Item 507 of Regulation S-
B must be included in the prospectus. This may be accomplished in an effective registration statement by means of a prospectus supplement filed pursuant to Rule 424(b) of Regulation C.
Management, page 18
20. Under "Business Experience," please identify all companies that are public reporting companies. See Item 401(a)(5) of Regulation S-
B.

Security Ownership of Certain Beneficial Owners and Management,
page
21
21. The table of beneficial ownership should reflect amounts owned as of the most recent practicable date. See Item 403 of Regulation S-B.
The information provided is as of October 11, 2004. Given that shares were issued on October 18, 2004, please update this disclosure.
22. Please identify the control person(s) for all non-natural shareholders. It is the beneficial owners of the registrant`s shares that Item 403 requires.
23. The total voting control of each person is not clear from the disclosure in this section. Please add disclosure indicating the total for each person, including their common and preferred holdings, assuming conversion.

Description of Securities, page 23
24. Please disclose that the company is authorized to issue 3.1 million shares of series A preferred. In addition, disclose the conversion terms of the series A preferred and explain how the conversion price is calculated.
Description of Business, page 25
History and Development of the Company
25. We note that the company changed its name on June 25, 2004. Please file the amendment to the your articles reflecting this name change.
26. For each predecessor and subsidiary discussed, identify the promoter(s) and/or control person(s).
Visa International
27. Please file the agreement with VISA as an exhibit. We note that
VISA has agreed to "facilitate" presentations during the first 6 months. Briefly explain what is meant by "facilitate" and discuss whether you will become responsible for these presentations at the end of the 6-month period. If this represents a material cost to the company, please discuss.
The LensCard Product
28. We note that 8% of existing cardholders who were solicited by mail requested a LensCard. Please disclose the number of persons solicited.
29. You state that your research shows your LensCard product significantly reduced attrition rates. Please substantiate this statement and explain the type of research employed.
Research and Development
30. We note that you have purchased materials and components for your products from a number of technology companies. Please provide the names of these suppliers. See Item 101(b)(5) of Regulation S-B.

Management Discussion and Analysis, page 29

   Overview
31. Please name the "predecessor entities."
32. We are unclear how you intend to generate revenue. In this regard, we note reference to various revenue sharing arrangements, licensing agreements and royalty payment agreements. Discuss your revenue model and elaborate on all such arrangements that you intend to employ in furtherance of your revenue model.
33. In connection with the above comment, please discuss the various revenue sharing arrangements, licensing agreements and royalty payment agreements currently in effect and the impact these will have on your results of operations.
34. With respect to your power inlay technology products, please revise to disclose the following:
* the current status of development,
* the nature and timing of the remaining efforts for completion,
* the anticipated completion dates,
* the dates that you expect to begin benefiting from the products,
* the projected costs to complete the products,
* the risks and uncertainties associated with completing development within a reasonable period of time, and
* the risks involved if the products are not completed on a timely basis.

In subsequent filings, update the disclosure to discuss the current status of the project and the effect of any delays.
35. We note a subscription receivable in the amount of $445,000 on the balance sheet as of June 30, 2004. Supplementally advise what this is and how it may impact the claimed exemptions.
36. We note reference to your capital requirements for the next 12 months. Please quantify what your capital requirements for this period will be and allocate the same.

Results of Operations: Six Months Ended June 30, 2003 and 2004
37. Please provide the reason why you received fewer royalties from your LensCard product in the six months ended June 30, 2004.
38. We note that you expect your "consulting expenses" to increase in absolute dollars. Please explain what these are, to whom they are paid and by how much you expect them to increase.
Liquidity and Capital Resources
39. In addition to disclosing that your operations have been funded to date through bank loans, please also disclose that they have been funded through the sale of your securities.
40. Reference is made to the Securities Purchase Agreement with Bristol Capital, LLC. Please file the waiver of the closing contingency as a material exhibit.
41. Reference is made to your various "lines of credit." For each line of credit, disclose the amount available as of the most recent practicable date as well as the amounts drawn to date.
42. We note your discussion regarding the loan for $246,128 and the three lines of credit agreements. Revise to clarify whether the three $150,000 lines of credit were also entered into on May 24, 2004, and the status of the notes payable entered into on April 22,
2003, July 16, 2003 and September 24, 2003. Update this discussion to address the remaining loans outstanding discussed in note 5, their relevant repayment terms, and how the company intends to repay these loans, which are all current as of June 30, 2004.
43. On page 32, you appear to use the term "line of credit" to refer to the three $150,000 notes payable. The statement of cash flows refers to all of the company`s debt agreements as "lines of credit."
However the debt agreements are referred to as "notes payable" on the balance sheet, Note 5 and elsewhere. Revise to consistently refer to each agreement as a note payable or line of credit, as appropriate.
If the company has one or more lines of credit, revise to disclose whether any available borrowing capacity exists as of June 30, 2004.

      Six months ended June 30, 2004 and six months ended June 30,
2003
44. Please revise to disclose that $1,825,000 of preferred stock was sold, but the cash was not yet collected for $445,000 resulting in net proceeds as of June 30, 2004 of $1,380,000.
45. In Note 5 to the financial statements, we note the reduction of loans in the amount of $448,520 and $200,000 during the six months ended June 30, 2004. Please update to disclose how these loan reductions coupled with the new loan of $246,128 affected net cash provided by financing.
46. Disclose in the last paragraph the estimated offering expenses you expect to pay on behalf of shareholders.

Certain Relationships and Related Transactions, page 33
47. We are unable to locate footnote 7 or 8 from the table on page
34.
48. Please disclose the nature and amount of the account payable owed to Forest Finkelstein.
49. Reference is made to Note 8 in the financial statements where you discuss various consulting agreements with related parties.
Please
identify these parties, the nature of the services provided and the amounts rendered.
50. Please identify your promoters and provide the information required under Item 404(d) of Regulation S-B.

Market for Common Equity and Related Stockholder Matters, page 35
51. Reference is made to the restricted offering engaged in with Bristol Capital, LLC. Please identify the designees to whom warrants and stock were issued.
52. We note that Bristol Capital helped arrange financing from April
7, 2004 to October 18, 2004. Supplementally advise whether these services constitute broker-dealer activity.






Financial Statements

Development Stage Company
53. You state the issuer is a development stage company in the prospectus summary, MD&A, footnotes to the financial statements and elsewhere in the filing. As such, revise to provide the financial statements and additional information required by paragraph 11 of SFAS 7. Please note that auditor association with the cumulative data is required as long as the issuer is in the development stage.

Statements of Operations
54. Disclose the nature and amount of the major components of general and administrative expenses in a note or state them separately on the statement of operations for the periods presented. Revise MD&A to discuss material changes in the components of general and administrative expenses.

Subscription Receivable
55. On the balance sheet, please reclassify the subscription receivable from current assets to the shareholders` deficit section, as a reduction of capital or provide us with the basis in accounting literature to support your current presentation. Also, revise the statement of cash flows to elucidate the relationship between "proceeds from series A preferred stock offering" and "subscription receivable".

Note 1 - Organization
56. In Item 26, you disclose the company issued 5,500,000 shares of common stock "at a fair market value of $1.00 per share" in exchange for royalty rights. However, the statement of shareholders` deficit reports this transaction occurring with a debit to additional paid-in capital of $5,500, offsetting the par value of the common stock. Furthermore, it appears the transaction should be recorded at the transferors` historical cost basis. See SAB Topic 5G. Revise the financial statements as necessary, supplementally explain the company`s treatment and provide supporting accounting guidance.

Note 5 - Notes Payable
57. You disclose that for the years ended December 31, 2002 and
2003
you borrowed $448,520 and $650,000 in notes payable, respectively, yet the statement of cash flows reflects proceeds from loans for $350,000 and $745,520 during the same periods. Please revise and reconcile appropriately.
58. We note the $448,520 note payable was no longer outstanding as of
June 30, 2004. However the first paragraph of Note 5 states the note
"has been renewed through April 30, 2005." Revise to clarify whether the note has been paid off prior to the maturity date and whether the company has any additional borrowing capacity under the agreement through April 30, 2005. Revise the statement of cash flows to present gross proceeds and gross repayments of notes payable on separate line items.
59. In "MD&A - Liquidity and Capital Resources", you state that the company obtained a loan for $246,128 on May 24, 2004, whereas in note
5, you state that the loan was obtained on March 24, 2004. Please reconcile and revise appropriately.

Note 6 - Commitments

Lease
60. In "Description of Property" on page 33, you disclose that the company agreed to pay "15.03% of any additional rents or charges of any kind due from Bemel & Ross to the master landlord". Please update the notes to the financial statements to include this sublease term. Also, please describe, in the notes, the nature of the additional rents or charges that may be due.

Revenue Sharing Agreements
61. Revise to clarify whether the "certain individuals" are
related
parties and, if so, disclose the nature of the relationship.
Disclose
the current status of these royalty agreements. Clarify whether these royalty rights are the same ones transferred to the company on
April 2, 2004. Clarify the royalty rights currently held by third parties. You disclose there were no payments "as of December 31, 2003 and June 30, 2004." Revise to disclose the amount of royalty payments, if any, during the years ending December 31, 2002 and 2003 and the six months ended June 30, 2004.

Patent and Trademark License Agreements
62. We note the agreements in effect state that royalties are to be paid quarterly. Since the company`s revenue recognition policy is to recognize royalty revenue when the licensee reports sales to the company, please supplementally tell us the frequency that the company receives sales reports from the licensees. Also, since you state that the company will receive royalties for each "licensed product issued", this implies that the agreements are for the LensCard and any future products. Please revise disclosure if the agreements are solely for the LensCard.






Note 7 - Shareholders` Deficit

Preferred Stock
63. We note the $2,568,500 proceeds from the sale of preferred stock,
which appears to include the proceeds from the $340,000 in convertible promissory notes converted to 340,000 shares of preferred stock on May 5, 2004.  Please update this disclosure (and note 1)
to
clarify that the proceeds of $2,568,500 includes the $340,000 proceeds from the convertible promissory notes, but excludes proceeds
from the $275,000 debt owed to the company.   Also, update
disclosure
to discuss the $445,000 stock receivable.
64. We note disclosure on the balance sheet of dividends in arrears of $28,997 as of June 30, 2004. On page 35, you state the company has never paid any dividends. Expand this disclosure to discuss the dividends that have been declared. Expand the discussion of dividends in Note 7 to the financial statements to address the dividends in arrears and disclose whether the dividends are reflected as a liability on the balance sheet.

Note 8 - Related Party Transactions
65. "In Consulting Services" on page 35, you state that consulting fees paid to Forest Finkelstein in 2003 were $26,666 yet in note 8 you state the consulting fees paid for the same period were $126,667.
Please explain supplementally and revise as necessary.

Advances Payable - Related Parties
66. Please revise to disclose the origination dates of the
$275,000
in advances, the nature of the relationship with the related parties,
and any other relevant terms.  Refer to SFAS 57.    Also, please
clarify that the $275,000 in advances was converted to preferred stock in the period ended June 30, 2004.
67. In the statement of cash flows and shareholders` deficit as well as in other areas throughout the filing, you refer to the $275,000 advances as "notes" or "notes payable" whereas in note 8, they are described as "unsecured advances". Please revise the document to clarify the nature of the $275,000 liability.

Accounts Payable - Related Parties
68. Please revise to disclose the due date of the liabilities, the nature of the relationship with the related parties and any other relevant terms. Refer to SFAS 57.



Stock Options and Warrants
69. We note the 2,400,000 warrants issued to Bristol Capital. Also, in "Selling Stockholders", we note the warrants issued to multiple other individuals. Update the notes to the financial statements to include the disclosures required by SFAS 123, as amended by SFAS 148.

Income Taxes
70. Although LensCard International is a foreign corporation, the income statement should include the effects of income taxes that result from an enterprise`s activities, including domestic and foreign taxes. Revise the disclosure in Note 3 to clarify and provide all applicable disclosures for the company required by SFAS
109, including the deferred taxes resulting from any net operating loss carryforwards and any related valuation allowances.

Earnings Per Share
71. Please revise to provide all applicable disclosures required by
SFAS 128, including the effect that has been given to preferred dividends in arriving at income available to common shareholders in computing basic EPS.

Interim Financial Statements
72. Disclose in a note to the interim financial statements, the assertion of management that is required by Instruction 2 to Item
310(b) of Regulation S-B.

General
73. Please note the updating requirements of Item 310(g) of Regulation S-B.
74. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.


Part II

Item 26. Recent Sales of Unregistered Securities
75. For each unregistered offering made in reliance on Regulation D, please disclose the particular rule used.
76. Disclose the facts supporting your reliance upon Section 4(2) and
Regulation D as an exemption for each unregistered transaction, as required by Item 701(d) of Regulation S-B.
77. Disclose the number of shareholders in the following transactions: the April 6, 2004 issuance to the members of LensCard
US, LLC; the April 6, 2004 issuance to shareholders of LensCard International Limited; and the April 7, 2004 to October 18, 2004 issuance.

Item 27.  Exhibits
78. Exhibit 10.8 is not signed. Please file a validly executed agreement.
79. We note reference to the "New LensCard Transaction Summary" dated
June 13, 2003 in various documents. Please advise what this is and, if appropriate, file as an exhibit.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   Any questions regarding the accounting comments may be directed to
Babette Cooper at (202) 824-5069 or to Ed Loftus at (202) 942-
2954.
Questions on other disclosure issues may be directed to William
Bennett at (202) 942-0135.


						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Nimish Patel, Esq.
	Fax: (310) 208-1154



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Innovative Card Technologies, Inc.
1